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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                              COLUMBIA ENERGY GROUP
                            (NAME OF SUBJECT COMPANY)


                              COLUMBIA ENERGY GROUP
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                    197648108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MICHAEL W. O'DONNELL
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              COLUMBIA ENERGY GROUP
                            13880 DULLES CORNER LANE
                             HERNDON, VIRGINIA 20171
                                 (703) 561-6000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                        AUTHORIZED TO RECEIVE NOTICE AND
                         COMMUNICATIONS ON BEHALF OF THE
                           PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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         This  Amendment  No.  7  amends  and  supplements   the   Solicitation/
Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 6, 1999, and as subsequently amended July 6, 1999, July 9, 1999, July 12, 1999, July 15, 1999, July 16, 1999 and July 20, 1999 (as
so amended, the "Schedule 14D-9"), by Columbia Energy Group, a Delaware corporation (the "Company"), relating to the tender offer by NiSource Inc., an Indiana corporation, to purchase for cash through its wholly-owned subsidiary, CEG Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.01 per share, of the Company (the "Offer"). Capitalized terms used but not defined herein have the meaning ascribed to them in the
Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         In its First Amended Complaint for Declaratory and Injunctive Relief, filed in the United States District Court for the District of Delaware (the "Amended Complaint"), NiSource has alleged that the Company made materially false and misleading statements and omissions in its Schedule 14D-9, including allegations that (i) the Company's opinion that the Offer price is inadequate - which is supported by two investment banker opinions - should have been accompanied by a statement that the Offer price represented a substantial premium over the Company's then-current average trading price over a 20 trading day period and discussion of certain unspecified financial "benchmarks"; (ii) mention of the potential advantages of the Company's new non-traditional business opportunities should not have been made without disclosing other market risks; (iii) the Company's statement that NiSource's bid is likely to face a negative reaction from regulators because of its reliance on $5.7 billion in borrowings should also discuss NiSource's purported plan for a subsequent equity infusion after completing the acquisition and rating agency confirmations of NiSource's bond ratings; (iv) the Company's discussion of its management performance since taking charge on January 1, 1995 through the present should also discuss management's performance over subsets of this timeframe; and (v) the Company's statements regarding the disruptive effect of the Offer on the Company's employees, suppliers, customers and the communities in which the Company operates were misleading since NiSource has stated that it does not presently plan any layoffs at Columbia's operating companies.

         The Company has disclosed fully all of the reasons behind its decisions and statements. The Company does not believe any of the allegations in the Amended Complaint have merit and it will continue to vigorously contest all such allegations.

         The foregoing description of the Amended Complaint is qualified in its entirety by reference to the full text of the Amended Complaint, which is attached hereto as Exhibit (a)(11).


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby supplemented and amended by adding the following:

         Exhibit (a)(11) -   NiSource's First Amended  Complaint for Declaratory
                             and  Injunctive  Relief filed in the United  States
                             District Court for the District of Delaware.

         Exhibit (a)(12) -   Leter to Gary Neale, dated July 22, 1999.

         Exhibit (a)(13) -   Letter to Shareholders of the Company regarding the
                             13e-1 Transaction Statement, dated July 22, 1999.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               COLUMBIA ENERGY GROUP




                               By:  /s/ Patricia A. Hammick
                                   ---------------------------------------------
                               Name: Patricia A. Hammick
                               Title:  Senior Vice President Strategy and
                                       Communications, Columbia Energy Group
                                       Service Corporation


Dated: July 22, 1999


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                                  Exhibit List


    Exhibit (a)(11) -  NiSource's  First Amended  Complaint for  Declaratory and
                       Injunctive Relief filed in the United States District Court for the District of Delaware.

    Exhibit (a)(12) -  Leter to Gary Neale, dated July 22, 1999.

    Exhibit (a)(13) -  Letter to Shareholders of the Company regarding the 13e-1
                       Transaction Statement, dated July 22, 1999.